October 6, 2011

Ms. Linda Cvrkel
Securities and Exchange Commission
Washington, D.C.  20549

Dear Ms. Cvrkel,

This letter is in response to your letter dated October 3rd, 2011 with regards to our Annual Report on Form 10-K for the year ended December 31, 2010.   The following are our responses to your specific questions:

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 19; Critical Accounting Policies and Estimates, page 25; and Allowance for doubtful accounts, page 26.

1.
“We note a significant increase in the allowance for doubtful accounts from $16,785 at December 31, 2009 to $56,024 at December 31, 2010. Please tell us the nature of the facts or circumstances that gave rise to the significant increase during 2010 and revise future filings to include Schedule II or tell us why you are not required to do so. Refer to Article 5-04 and 12-09 of Regulation S-X. The notes to your financial statements in future filings should be similarly revised to disclose significant changes in the allowance for doubtful accounts.”

Our allowance for doubtful accounts increased by $39,239 to $56,024 at December 31, 2010 from $16,785 at December 31, 2009.  This is attributed to several factors.  Our overall accounts receivable balance increased from $168,854 at December 31, 2009 to $231,060 at December 31, 2010, an increase of $62,206.   More importantly, at December 31, 2009 our receivables greater than 60 days past due were $58,456 compared to $89,303 at December 31, 2010.  Therefore, we experienced a deterioration of our overall receivables aging.  We provide compliance and regulatory services to publicaly traded companies.  Specifically, many of our clients are smaller, companies trading on OTC Market Group, Inc. exchanges and are, by nature, short on cash and liquid assets.  Therefore, it is not unusual for our clients to take several months to pay for services.  However, we felt the deterioration from December 31, 2009 to December 31, 2010 justified additional reserves.  We prepared an analysis and specifically reserved $40,808 of receivables that had been turned over to collections or that we believed collection was unlikely.  The remaining reserve represented a general reserve on the remaining balance.

We will include the requirements for Schedule II in the footnotes to the financial statements in the future, or include a Schedule II in future filings if we fail to meet the disclosure requirements in the footnotes.  We will adjust our notes to our financial statements to disclose significant changes in the allowance for doubtful accounts.

Financial Statements, page F-1; Notes to Consolidated Financial Statements, page F-8; and Note 10, Income Taxes, page F-16.

2.
“We note your reversal of part of the deferred tax asset valuation allowance during 2010.Given that the aggregate of cumulative pre-tax income and losses for the last three years equals a loss of $480,263, we are unclear as to how you arrived at the conclusion that only a partial deferred tax asset valuation allowance was necessary as of December 31, 2010. Please provide us with all positive and negative evidence considered in your conclusion to reverse a substantial portion of your deferred tax asset valuation allowance during 2010. Refer to ASC 740-10-30-21 through 25. Also, please tell us how you determined the amount of the valuation allowance to be reversed and explain to us the nature of any changes in facts and circumstances during 2010 that resulted in the determination that this amount of valuation allowance was no longer necessary. We may have further comment upon receipt of your response.”

At December 31, 2009, we carried a full valuation allowance against our deferred tax asset.  We were profitable in 2009, but had a history of losses prior to that.  We were once again profitable in 2010, and therefore needed to evaluate whether or not a full allowance against the deferred tax asset was still appropriate.  We reported a net loss of $963,043 in 2008, net income of $274,174 in 2009, and $208,606 of income before taxes in 2010.

During 2008, we were in the early stages of post-merger operations, only reporting revenue of $1,425,331.  In addition, 2008 included certain expenses that, while not one-time expenses, were anticipated to decrease in subsequent years.  For example, the net loss for 2008 included non-cash charges of $668,150 for stock based compensation, and $130,000 for impairment charges.  Therefore, management does not believe the loss for 2008 is a fair indicator of future performance.

While 2009 was profitable, in preparing our 2009 assessment, we believed that one year of profits did not provide sufficient history of profitable operations to support the release of any of the calculated reserve.

For 2010, in preparing our analysis of the valuation allowance, we identified several factors that supported the release of part of the reserve.  In evaluating the valuation allowance, management considered the following factors:

●
The Company had two years of profitable operations, while a positive indicator of future profits, Management acknowledged that two years did not represent a long history of profitability. Management believed that the Company had good opportunities in the foreseeable future, especially as the SEC’s mandates for small issuers to start filing annual and quarterly reports using XBRL took effect in 2011.  Our other revenue streams, in particular transfer agent revenue and press release revenue, continued to experience high, steady growth.

●
Management prepared a forecast for 2011 and 2012, which showed profitable operations for both years. This forecast assumed growth of 5% from our existing services, which was actually less than our current growth rate considering the increase in competition, but which we believed to be achievable.  In addition, we considered additional revenues from XBRL clients, however, we acknowledged that this is a new service and therefore this revenue stream is less predictable.

However, because we have only a two-year history of profitable operations and our business is dependent on regulatory requirements which are constantly changing and is subject to high levels of competition, management believed that forecasting profitability beyond 2012 with any certainty would be difficult. Management believed that our forecast showing pre-tax income of $256,000 in 2011 and $296,000 in 2012 should be achievable as discussed above.  Therefore, we reduced the valuation allowance for the tax benefit expected on 2011 and 2012 income under this forecast (total net income for two years of $552,000). The Company’s effective tax rate is 40%, and therefore the valuation allowance was reduced such that the net deferred tax asset was $220,800 (40% of $552,000).  Our net pretax income for the six months ended June 30, 2011 was $312,842, which demonstrates that our forecast was appropriate. The company will continue to evaluate future profitability to determine if the valuation allowance shall be further reduced.

Furthermore, as requested, we acknowledge the following:

●	we are responsible for the adequacy and accuracy of disclosures in this filing;

●	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

You may contact me at 919-481-4000 if you have any questions or require any additional information.

Sincerely,

/s/ Wesley Pollard

Wesley Pollard
Chief Financial Officer